March 4th, 2010

Chairman of the BOARD of WINDWORKS POWER CORP. WINDWORKS POWER CORP.

Administrative Office: addressStreet346 Waverley Street K2P 0W5 placeCityOttawa, StateOntario, country-regionCanada

Dear Mr. Chairman,

This is my formal notification of my resignation as

Director of the BOARD of WINDWORKS POWER CORP .

I am resigning my post for personal reasons and in no disagreement in regards to operations or practices with the Company.

Sincerely,

Dr. Thomas Tschiesche